

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 1, 2016

Herman Yu
Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

> **Re: Weibo Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 28, 2016**
> **Form 6-K filed May 13, 2016**
> **File No. 001-36397**

Dear Mr. Yu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects

Results of Operations

Revenues, page 88

1.   You attribute the significant growth in SME revenues to the growth in the number of SMEs and the launch of the self-service marketing service system in the fourth quarter of fiscal 2014. Tell us your consideration to include a discussion of the percentage growth attributable to each and provide us with a breakdown of such amounts in your response. Also, tell us your consideration to provide the number of SMEs to add context to your

disclosures. Please refer to Item 5.D of Form 20-F, Section III.B.3 of SEC Release No. 33-8350 and Section III.D of SEC Release No. 33-6835.

Consolidated Financial Statements

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page F-5

2.   Please tell us your consideration to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12 and 220-10-45-17.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-19

3.   We note the significant growth in your SME revenues is due, in part, to the launch of your self-service marketing system. Please describe how you account for such revenues and tell us your consideration of including a discussion of your revenue recognition policy related to such revenues in future filings.

Note 15. Financial Instruments

Non-recurring, page F-45

4.   We note that you measured the fair value of your cost method and equity method investments using significant unobservable inputs. Please tell us what consideration you gave to the disclosure requirements of ASC 820-10-50-2(bbb) and 2(f).

Form 6-K filed May 13, 2016

Exhibit 99.1

Unaudited Reconciliation of Non-GAAP to GAAP Results

5.   It appears that you do not include a separate income tax adjustment in arriving at non-GAAP net income (loss) attributable to Weibo, which may be inconsistent with the updated Compliance and Disclosure Interpretation issued on May 17, 2016. Please review the guidance in Question 102.11 when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: <u>Via E-mail</u>
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP